Exhibit 99.1

Gauzy Ltd. Announces First Quarter 2025 Results

Strong Demand and Backlog Growth Continued into 2025

Launches Serial Production for GM’s Cadillac Celestiq SPD Rooftop

Expands Gross Margins, Highlighting the Benefits of Scale and Operational Improvements

Reaffirms 2025 Guidance of Healthy Double-Digit Revenue Growth and First Ever Full-Year of Positive Adjusted EBITDA

Signs $10 Million Debt Financing with the Third Largest Israeli Bank Toward Previously Disclosed Plan to Raise $20 Million of Debt

TEL-AVIV, ISRAEL and New York, NY, May 13, 2025 -- Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader of vision and light control technologies, today announced financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Highlights (Compared to First Quarter 2024)

●	Revenues of $22.4 million, compared to $24.7 million

●	Gross margin of 25.6%, compared to 25.1%

●	Net loss of $10.8 million compared to a net loss of $13.2 million

●	Non-GAAP Adjusted net loss of $9.1 million compared to an adjusted net loss of $10.0 million

●	Adjusted EBITDA of ($5.5) million compared to ($4.8) million

●	Purchase order backlog of $35.7 million at quarter end

●	Total available liquidity of $36.2 million, including cash of $1.2 million and $35.0 million undrawn credit facility at quarter end

Eyal Peso, Gauzy Co-Founder and Chief Executive Officer, commented, “Demand for our products remains strong with our multi-year contracted backlog continuing to build and quarter end backlog purchase orders up $5 million since the start of the year. We're particularly encouraged by new commitments and collaborations with industry leading customers and partners such as Air France and Daimler. Our solid start to 2025 revenues was temporarily upended by brief disruptions from tariff and operational uncertainty many of our customers encountered towards the end of the quarter. We have worked diligently with customers since that time to align on production timetables and firm up our delivery schedule for the coming quarters. Several existing customers have recently surpassed their minimum commitments and there have been no material order changes or cancellations.”

Peso continued, “We remain committed to driving profitable growth as demonstrated by a modest improvement in gross margin during a dynamic period. First quarter Adjusted EBITDA largely reflects our decision to preserve operational overhead to support a swift resurgence with our customers. We are encouraged by the strong start to the second quarter. We look forward to that momentum accelerating into the second half of the year.”

Peso concluded, “We are pleased to move forward with a strengthened financial position bolstered by a new debt facility under more favorable terms. To date, tariffs have had a minimal impact on our input costs owing to the Free Trade Agreement between Israel and the US and our strategically located global operations, including a state-of-the-art production facility in Florida already serving all of our divisions. We are reaffirming our 2025 guidance for both revenues and profitability. The resilience of our business and our team's ability to execute in any market condition makes us excited for what the rest of the year has in store for Gauzy."

Top Business Milestones and Accomplishments Since Last Earnings Release

●	Announced selection by Air France Gauzy’s Technology for its new La Première First-Class suites on Boeing 777 models

●	Began scaling shipments for the Cadillac Celestiq EV serial production model with four zone SPD sunroof, marking the continuation of business with GM

●	Unveiled 11,000 square feet smart glass projection display in façade of MSC’s new Miami terminal, the largest cruise ship terminal in the world

●	Announced Gauzy’s smart glass technologies implemented in ~75% of glazing in the Mercedes-Benz Vision V show car, unveiled at Auto Shanghai 2025

●	Gauzy partnered with Hotlineglass-USA to produce pre-fabricated smart glass stacks, streamlining processing and lamination for Tier 1s and increasing accessibility to OEMs

●	Ford Truck’s F-Max featuring Gauzy’s AI-based ADAS has officially entered series production and will be delivered to end customers as part of Ford's commercial vehicle offering

●	Gauzy PDLC smart glass installed into Singapore’s Changi Airport

●	Awarded sizable research and development grant from the German Ministry of Education and Development

●	Gauzy is pleased to announce, that of the previously reported credit facility of $20MM it planned to close post IPO, it has signed a $10 million facility with Mizrahi Bank, Israel’s third largest bank, under significantly improved terms, reflecting the Company’s strengthened financial position and enhanced credibility as a publicly traded company

“This new facility is a clear reflection of confidence in Gauzy’s financial discipline and long-term growth strategy,” added Meir Peleg, Gauzy’s Chief Financial Officer. “By securing significantly improved terms, we’re optimizing our capital structure while reducing financing costs, enabling us to reinvest more in innovation and global expansion.”

Peleg continued, “Importantly, this financing was signed without any minimum return obligations. It also features interest rates around 30% lower than the Company’s pre-IPO loan facility. These highly favorable terms highlight Gauzy’s strengthened financial position and enhanced market standing as a public company.”

First Quarter 2025 Results

Revenues for the first quarter of $22.4 million compared to $24.7 million in the prior year quarter. The modest decline was primarily driven by Aeronautics and Architecture, which more than offset improvements in Safety Tech and Automotive.

Gross profit for the first quarter of $5.7 million compared to $6.2 million in the prior year quarter. Gross margin for the first quarter was 25.6% compared to 25.1% in the prior year quarter, as lower cost of revenue more than offset the decline in revenues.

Total operating expenses for the first quarter were $14.4 million, compared to $15.8 million in the prior year quarter, as lower research and development, general and administrative, and sales & marketing costs more than offset higher depreciation and amortization.

Net loss for the first quarter of $10.8 million compared to $13.2 million in the prior year quarter, mainly due to a decrease in total operating expenses and interest expense.

Non-GAAP Adjusted net loss for the first quarter of $9.1 million compared to $10.0 million in the prior year quarter, with the improvement primarily attributable to the improvement in GAAP net loss.

Non-GAAP Adjusted EBITDA for the first quarter was ($5.5) million compared to ($4.8) million in the prior year quarter, mainly due to the same factors outlined above for gross profit and operating expenses.

First Quarter 2025 Segment Performance

Safety-Tech Division Results

Safety-Tech revenue of $10.8 million in the first quarter increased 1.5% compared to $10.7 million in the prior year quarter mainly from the timing of deliveries relative to full-year purchase orders. Gross profit of $2.1 million in the first quarter increased 55.7% compared to $1.4 million in the prior year quarter. Gross margin of 19.7% in the first quarter compared to 12.8% in the prior year period, primarily attributable to higher revenues and operational leverage.

Aeronautics Division Results

Aeronautics revenue of $7.6 million in the first quarter decreased 24.6% as compared to $10.1 million in the prior year quarter. Gross profit of $2.6 million in the first quarter decreased 42.1% as compared to $4.5 million in the prior year quarter. Gross margin of 33.9% in the first quarter compared to 44.1% in the prior year period. The decrease in revenue and gross margin was due to a shift in the timing of certain deliveries, which are not expected to impact full year deliveries.

Architecture Division Results

Architecture revenue of $2.4 million in the first quarter decreased 8.2% compared to $2.6 million in the prior year quarter. Gross profit of $0.8 million in the first quarter was essentially flat compared to $0.8 million in the prior year quarter. Gross margin of 32.1% in the first quarter compared to 28.9% in the prior year period, driven primarily by benefit of scale and operational efficiencies.

Automotive Division Results

Automotive revenue was $1.5 million in the first quarter, and increase of 14.2% compared to $1.3 million in the prior year quarter. Gross profit of $0.2 million in the first quarter compared to a gross loss of $0.4 million in the prior year quarter. Gross margin of 16.1% in the first quarter compared to (29.5%) in the prior year period. The increase in revenue reflects additional serial production programs now in place with existing OEM projects expanding Gauzy’s technology into multiple vehicle platforms.

Balance Sheet, Liquidity and Cash Flow

As of March 31, 2025, the Company had total liquidity of $36.2 million, including $1.2 million of cash and cash equivalents and $35.0 million of available capacity under its undrawn credit line. At quarter-end total debt was $37.3 million, including $12.5 million of short-term receivable financings. As mentioned above, subsequent to quarter end, the Company signed a $10 million facility with Mizrahi Bank, Israel’s third largest bank, further enhancing liquidity.

As of March 31, 2025 the Company had basic and diluted ordinary shares outstanding of 18,733,937.

Guidance

The Company is reaffirming its expectations for full year 2025. The Company expects full year revenue to be in the range of $130 million to $140 million, representing more than 30% growth at the midpoint compared to 2024. Based on the benefit of scale, favorable operating leverage and strong recurring revenue base, the Company expects Adjusted EBITDA to be positive for the full year 2025.

Conference Call and Webcast:

Gauzy will host a conference call and webcast to discuss its results for the first quarter ended March 31, 2025 and other information related to its business at 8:30 a.m. Eastern Daylight Time on Tuesday, May 13, 2025. The webcast of the conference call can be accessed on the "Investors" section of Gauzy’s website at www.investors.gauzy.com. For those unable to access the website, the conference call will be accessible domestically and internationally, by dialing (800) 717-1738 or (646) 307-1865, respectively. Upon dialing in, please request to be connected to the Gauzy earnings conference call. To access the replay of the call, dial (844) 512-2921 (Domestic) or (412) 317-6671 (International) and enter the passcode 1130970.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of smart glass technologies and advanced driver assistance systems (ADAS) to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 30 countries through direct fulfillment and a certified and trained distribution channel and partner network.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. In particular, forward-looking statements in this press release include its anticipated revenues and other results for the year ended December 31, 2025. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025 and in subsequent filings with the SEC. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Non-GAAP Disclosure

In addition to Gauzy’s financial results reported in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), this press release and the accompanying tables and related presentation materials may contain one or more of the following Non-GAAP financial measures: Adjusted Net Loss, EBITDA, Adjusted EBITDA, Net Loss Margin and Adjusted EBITDA Margin. Gauzy believes that these measures provide useful information about its operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key measures used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. In addition, these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these Non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures and not rely on any single financial measure to evaluate our business.

Adjusted Net Loss. The Company defines Adjusted Net Loss as Net Loss, adjusting for certain financial expenses, the amortization of intangible assets, certain acquisition and debt raising related costs, non-cash fair value adjustments and expenses related to equity-based compensation and doubtful debts.

EBITDA. The Company defines EBITDA as Net Loss, excluding net financial expense, tax expense and depreciation and amortization.

Adjusted EBITDA. The Company defines Adjusted EBITDA as EBITDA (as defined above) excluding acquisition-related costs, one-time expenses, equity-based compensation expenses and doubtful debts.

Net Loss Margin. The Company defines Net Loss Margin as Net Loss for the period divided by revenue for the same period.

Adjusted EBITDA Margin. The Company defines Adjusted EBITDA Margin as Adjusted EBITDA (as defined above) for the period divided by revenue for the same period.

For more information on the Non-GAAP financial measures, please see the reconciliation tables provided in this press release. The accompanying reconciliation tables have more details on the U.S. GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliations between these financial measures.

The Company has provided forward-looking expectations regarding Adjusted EBITDA. The Company cannot reconcile its projection of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, without unreasonable efforts because of the unpredictable or unknown nature of certain significant items excluded from Adjusted EBITDA and the resulting difficulty in quantifying the amounts thereof that are necessary to estimate net income (loss).

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (unaudited)

(U.S. dollars in thousands, except share data)

	Three months ended March 31,
	2025	2024

REVENUES	$22,367	$24,729
Cost of revenues (exclusive of depreciation and amortization)	16,137	18,007
Depreciation and amortization	498	507
TOTAL COST OF REVENUES	16,635	18,514
GROSS PROFIT	5,732	6,215
Research and development expenses (exclusive of depreciation and amortization reflected below)	3,457	4,381
General and administrative expenses (exclusive of depreciation and amortization reflected below)	5,697	6,129
Sales and marketing expenses (exclusive of depreciation and amortization reflected below)	3,669	4,290
Depreciation and amortization	1,602	1,021
Other expenses (change in fair value of contingent consideration)	-	25
TOTAL OPERATING EXPENSES	14,425	15,846
OPERATING LOSS	(8,693)	(9,631)
INTEREST EXPENSES	(1,880)	(4,447)
OTHER FINANCIAL INCOME (EXPENSES)	(150)	893
FINANCIAL EXPENSES, net	(2,030)	(3,554)
LOSS BEFORE INCOME TAX	(10,723)	(13,185)
INCOME TAX	55	62
LOSS FOR THE PERIOD	(10,778)	(13,247)
OTHER COMPREHENSIVE LOSS, net of tax
NET ACTUARIAL GAIN (LOSS)	129	235
FOREIGN CURRENCY TRANSLATION GAIN (LOSS)	(17)	(587)
RECLASSIFICATION OF FAIR VALUE GAIN ON CHANGES OF OWN CREDIT RISK	-	(556)
FAIR VALUE GAIN (LOSS) ON CHANGES OF OWN CREDIT RISK	342	(5,065)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	454	(5,973)
NET COMPREHENSIVE LOSS	$(10,324)	$(19,220)
LOSS PER SHARE BASIC AND DILUTED	$(0.58)	$(2.51)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	18,725,664	5,276,210

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(U.S. dollars in thousands, except share data)

	March 31,	December 31,
	2025	2024
Assets
CURRENT ASSETS:
Cash and cash equivalents	$1,176	$5,615
Restricted cash	117	119
Trade receivables, net of allowance for credit losses of $1,299 and $1,262 as of March 31, 2025 and December 31, 2024, respectively	22,089	24,358
Institutions	3,836	4,227
Inventories	17,409	15,876
Other current assets	5,575	4,413
TOTAL CURRENT ASSETS	50,202	54,608
NON-CURRENT ASSETS:
Restricted long term bank deposit	137	139
Restricted investment in marketable securities	2,151	3,215
Operating lease right of use assets	10,442	10,515
Property and equipment, net	28,679	27,461
Other non-current assets	2,812	2,707
Intangible assets:
Customer relationships	12,294	12,081
Technology	3,276	3,589
Goodwill	21,077	20,282
Other intangible asset	3,489	3,648
TOTAL NON-CURRENT ASSETS	84,357	83,637
TOTAL ASSETS	$134,559	$138,245

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited) - (continued)

(U.S. dollars in thousands, except share data)

	March 31,	December 31,
	2025	2024
Liabilities, and shareholder’s equity
CURRENT LIABILITIES:
Short-term borrowing and current maturities of bank loan	$3,327	$3,353
Short-term loan relating to factoring arrangements	12,531	13,184
Trade payables	24,584	18,130
Employee related obligations	9,374	8,887
Accrued expenses	4,452	5,805
Deferred revenues	1,226	883
Current maturities of operating lease liabilities	2,358	2,315
Current maturities of finance lease liabilities	32	45
Warrants and phantom warrants to purchase ordinary shares	9	206
Other current liabilities (including $0 and $890 due to related parties as of March 31, 2025 and December 31, 2024, respectively)	3,995	3,920
TOTAL CURRENT LIABILITIES	61,888	56,728
LONG-TERM LIABILITIES:
Long-term debt measured under the fair value option	17,929	17,777
Long-term bank loan	3,522	4,128
Operating lease liabilities	7,394	7,528
Finance lease liabilities	41	43
Long-term employee related obligations	1,358	1,416
Employee rights upon retirement	1,215	1,347
Other long-term Other current liabilities (including $1,327 and $0 due to related parties as of March 31, 2025 and December 31, 2024, respectively)	2,308	948
TOTAL LONG-TERM LIABILITIES	33,767	33,187
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	$95,655	$89,915

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited) - (continued)

(U.S. dollars in thousands, except share data)

	March 31,	December 31,
	2025	2024
SHAREHOLDERS’ EQUITY:
Ordinary shares (49,200,191 authorized as of March 31, 2025 and December 31, 2024 respectively; 18,733,937 and 18,720,287 shares issued and outstanding as of March 31, 2025 and December 31, 2024)	865	865
Additional paid-in capital	276,288	275,390
Other comprehensive loss	(2,459)	(2,913)
Accumulated deficit	(235,790)	(225,012)
TOTAL SHAREHOLDERS’ EQUITY	$38,904	$48,330
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$134,559	$138,245

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Three months ended March 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,778)	$(13,247)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,100	1,528
Gain (loss) from disposal of fixed assets	5	(82)
Unrealized losses (gains) on restricted marketable securities	1,067	(533)
Share-based compensation	898	2,160
Earn-out liability Revaluation	-	25
Non-cash financial expenses (income)	(800)	2,825
Changes in operating assets and liabilities:
Trade receivables	3,021	(769)
Other current assets	(1,108)	179
Institutions	533	(380)
Inventories	(967)	(1,318)
Operating lease assets	217	464
Other non-current assets	(2)	13
Trade payables	5,729	2,688
Accrued expenses	(1,392)	(200)
Payment of Earn-out	-	(328)
Other current liabilities	1,030	22
Other long-term liabilities	4	375
Employee related obligations	148	(221)
Employee rights upon retirement	(51)	30
Deferred revenues	322	99
Operating lease liabilities	(539)	(268)
Net cash used in operating activities	(563)	(6,938)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property and equipment	(1,719)	(1,420)
Net cash used in investing activities	(1,719)	(1,420)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments in respect of bank borrowings	(888)	(473)
Proceeds from exercise of options into ordinary shares	*	*
Financial lease payments	(23)	(56)
Proceeds from (payments to) short term loan relating to factoring arrangements, net	(1,138)	72
Settlement of Phantom warrants	(188)	(1,500)
Proceeds from issuance of convertible loans	-	5,550
Proceeds from long term debt measured under the fair value option	-	27,254
Repayment of long-term debt measured under the fair value option	-	(24,600)
Net cash (used in) provided by financing activities	(2,237)	6,247

GAUZY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

(Unaudited)

(U.S. dollars in thousands)

	Three months ended March 31
	2025	2024
DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(4,519)	(2,111)
TRANSLATION ADJUSTMENT ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	78	(47)
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	5,734	4,705
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIOD	$1,293	$2,547

*	Less than $1 thousands

GAUZY LTD.

SEGMENT REVENUE AND GROSS PROFIT

(Unaudited)

(U.S. dollars in thousands)

	For the period of three months ended March 31, 2025
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	$7,645	$2,414	$1,491	$10,817	$22,367
Intersegment revenues	25	-	37	-	62
Cost of revenue	4,857	1,579	1,192	8,509	16,137
Depreciation and amortization	200	59	59	180	498
Gross profit (loss)	$2,588	$776	$240	$2,128	$5,732

	For the period of three months ended March 31, 2024
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	$10,136	$2,630	$1,306	$10,657	$24,729
Intersegment revenues	979	-	-	-	979
Cost of revenue	5,409	1,830	1,691	9,077	18,007
Depreciation and amortization	254	40	-	213	507
Gross profit (loss)	$4,473	$760	$(385)	$1,367	$6,215

GAUZY LTD.

RECONCILIATION OF U.S. GAAP NET LOSS TO NON-GAAP ADJUSTED NET LOSS

(unaudited)

	Three Months Ended March 31,
(in thousands of USD)	2025	2024
Net Loss	$(10,778)	$(13,247)
Other financial (income) expenses, net(1)	$(150)	$(893)
Amortization of intangible assets(2)	$714	$824
Acquisition related costs and debt raising costs	$84	$1,331
Non-cash fair value adjustments(3)	$-	$25
One-time expense (income)	$121	$-
Equity-based compensation expense	$898	$2,160
Doubtful debt expenses(4)	$37	$(164)
Adjusted Net Loss	$(9,074)	$(9,964)

(1)	Expenses related mainly to the valuation of financial instruments, convertible loans, note purchase agreements and investments.
(2)	Intangible assets resulted from the acquisition of Vision Lite.
(3)	One-time expenses (income).
(4)	Doubtful debt expenses related to accounts receivable that we do not expect to collect; such amounts are not included in our net trade receivables.

GAUZY LTD.

Reconciliation of U.S. GAAP Net Loss to NON-GAAP Adjusted EBITDA

(unaudited)

	Three Months Ended March 31,
(in thousands of USD)	2025	2024
Net Loss	$(10,778)	(13,247)
Income tax expense (income)	$55	62
Financial (income) expenses, net	$2,030	3,554
Depreciation and amortization	$2,100	1,528
EBITDA	$(6,593)	(8,103)
Acquisition related costs and debt raising costs	$84	1,331
Non-cash fair value adjustments(1)	$-	25
Equity-based compensation expense	$898	2,160
One-time expense (income)	$121	-
Doubtful debt expenses(2)	$37	(164)
Adjusted EBITDA	$(5,453)	(4,751)
Net Loss Margin	(48)%	(54)%
Adjusted EBITDA Margin	(24.4)%	(19.2)%

(1)	One-time expenses (income).
(2)	Doubtful debt expenses related to accounts receivable that we do not expect to collect; such amounts are not included in our net trade receivables.

Contacts

Media:
Brittany Kleiman Swisa
Gauzy Ltd.
press@gauzy.com

Investors:
Dan Scott, ICR Inc.
ir@gauzy.com